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September 14, 2023

VIA EDGAR

Ms. Rucha Pandit
Mr. Dietrich King
Mr. Stephen Kim
Ms. Angela Lumley
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Trident Digital Tech Holdings Ltd (CIK No. 0001983550)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on August 18, 2023

Partners
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
N W O Tang
E I Low*
J P Kwan
S K S Li
L H S Leung
A J McGinty
L Davidson
A Croke
J E M Leitch
B A Phillips
T Liu

Counsel
A D E Cobden
J S F Yim
J Leung
D Lau
S Suen
J Cheng

Foreign Legal Consultants
S Tang
(New York, USA)
B Kostrzewa
(District of Columbia,
USA)

*Notary Public
Dear Ms. Pandit, Mr. King, Mr. Kim and Ms. Lumley,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 18, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed combined and consolidated financial statements as of and for the six months ended June 30, 2022 and 2023, and (ii) other information and data to reflect recent developments.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 1 and reissue it in part. Please revise your disclosure here, and elsewhere as appropriate, to clearly state whether your offering is contingent upon the listing of your ADSs on the Nasdaq Global Market.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

Use of Proceeds, page 37

2.	We note your response to comment 12 and reissue. Please provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that the company will target.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 69 of the Revised Draft Registration Statement.

Capitalization, page 39

3.	We note your response and related revision to comment 13 and reissue our comment in part. Please revise the table to incorporate your related party payables indebtedness as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company respectively advises the Staff that it should have incorporated related party payables indebtedness as part of capitalization in the last filing, and it has repaid all the related party payables indebtedness as of June 30, 2023. The Company has revised the financial figures of capitalization on page 39 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(q) Segment Reporting, page F-14

4.	Please revise to disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets. Refer to ASC 280-10-50-41.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP

Barry P. Biggar, Esq., Partner, Carmel, Milazzo & Feil LLP